UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 27, 2016

Commission File Number 001-35428

PRIMA BIOMED LTD

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 12, 95 Pitt Street

Sydney, 2000 New South Wales, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2016

PRIMA BIOMED LTD

By:	/s/ Marc Voigt
Name:	Marc Voigt
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Prima BioMed Ltd Interim Financial Report for the Half-Year Ended 31 December 2015

99.2	Prima BioMed Ltd Management’s Discussion & Analysis for the Half-Year Ended 31 December 2015

99.3	Immutep S.A.S. Financial Statements for the Period Ended December 12, 2014

99.4	Unaudited Pro Forma Condensed Combined Financial Information for the 12 Months Ended June 30, 2015 (relating to the Acquisition of Immutep S.A.S. by Prima BioMed Ltd)

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